Filed by Salient Midstream & MLP Fund
pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Salient MF Trust
Commission File No. 333-266260

Midstream & MLP Fund

SALIENT MIDSTREAM & MLP FUND ANNOUNCES
THIRD QUARTER 2022 DISTRIBUTION AND ACCOMPANYING
SPECIAL DISTRIBUTION, NET ASSET VALUE AS OF JULY 31, 2022
AND RECORD DATE FOR REORGANIZATION

HOUSTON, TX – August 4, 2022 – Salient Midstream & MLP Fund (the "Fund") (NYSE: SMM) today announced a distribution of $0.0875 per share for the third quarter ending August 31, 2022. The Fund also announced a special distribution of $0.0169 per share, for an aggregate amount of $300,000, in connection with the Fund’s potential reorganization and an anticipated payment by the Advisor.  These distributions will be payable on August 30, 2022 to common shareholders of record on August 18, 2022. It is anticipated that these distributions will be a combination of return of capital and ordinary income for tax purposes. The final tax status of the distribution may differ substantially from this preliminary information, and the final determination of such amount will be made after the end of the fiscal year.

In addition, the Fund announced that August 10 will be the record date for determining shareholders entitled to vote on the reorganization of the Fund into Salient MLP & Energy Infrastructure Fund ("SMAPX"), an open-end fund that is a series of Salient MF Trust and has a similar investment strategy.  The Fund and SMAPX are both managed by Salient Capital Advisors, LLC.  As previously announced, on June 28, 2022, after consideration of a variety of factors and alternatives, the Board of Trustees determined that it would be in the best interest of shareholders to reorganize SMM into SMAPX.  The proposal to reorganize SMM into SMAPX will require the approval of SMM shareholders.

At the close of business on July 31, 2022, the Fund’s total assets were $215.7 million and the Net Asset Value (NAV) per share was $8.89.1

The Fund’s quarterly distributions per share over the past year are shown below:2

Amount	% Increase	Payable Date	Ex-Date	Record Date
$0.0875		August 30, 2022	August 17, 2022	August 18, 2022
$0.0875		May 27, 2022	May 18, 2022	May 19, 2022
$0.0875	25.0%	February 25, 2022	February 16, 2022	February 17, 2022
$0.070		November 29, 2021	November 15, 2021	November 16, 2021
$0.070	16.7%	August 30, 2021	August 16, 2021	August 17, 2021
Total Increase	45.8%

Past performance is not indicative of future results.
The Fund distributions are comprised of distributable cash flow generated from its portfolio investments plus any realized capital gains. The tax characteristics of the historical distributions can be found on www.salientpartners.com/strategies/salient-midstream-mlp-fund/

1 Past performance is not indicative of future results. Current performance may be higher or lower than the data shown. The data shown are unaudited. Returns do not reflect the deduction of taxes that shareholders may have to pay on Fund distributions or upon the sale of Fund shares.
2 The amount of distributions may vary depending on a number of factors. As portfolio and market conditions change, the rate of distributions on Fund common shares could change. A portion of the Fund’s returns may be comprised of ordinary income, return of capital and net realized capital gains. The Fund will determine the tax characteristics of all Fund distributions after the end of the calendar year and will provide shareholders such information at that time.

© 2022 Salient. All rights reserved.	1

Since the Fund’s inception, the portfolio management team has focused on generating top-tier total returns rather than focusing on maximizing distributions. The Fund’s performance over multiple time periods versus its peers is provided in the table below along with a ranking of SMM vs. peers.

Source: Salient Capital Advisors, LLC, July 31, 2022. For illustrative purposes only. Past performance is not indicative of future results.  No investment strategy can guarantee performance results. All investments are subject to investment risk, including loss of principal invested. The chart above in no way represents performance as it relates to SMAPX.

Since inception in 2012, SMM is the second best performing closed-end fund on market price and the third best on NAV in the peer group of eleven funds.

SMM’s inception to date (ITD) annualized total return (based on market price) of -1.4% has outperformed the RIC Average of -4.5% and C-Corp average of -3.7%. Likewise, on a NAV basis, SMM’s ITD return of -0.8% compares favorably to the -2.8% return for the peer group of RIC Funds and -2.1% for C-Corp Funds.

July Market Commentary

Energy infrastructure equities rebounded strongly in July after a difficult June. The energy infrastructure industry was up 10.9% as measured by the Alerian Midstream Energy Select Index (AMEI).3 The strong market rebound was driven by multiple factors with many analysts citing “peak inflation” expectations as a proximate cause for the rally. We believe that healthy second quarter earnings expectations combined with dividend payments (about 65% of the AMEI goes ex-dividend in late July and early August4) also played a role in the energy infrastructure industry’s monthly performance. For the balance of 2022, we remain positive on the industry as 1) free cash flow after dividends is growing at a healthy pace, 2) hydrocarbon volumes are growing as drilling activity improves and 3) capital allocation remains mostly focused on returning excess cash to investors through buybacks and potential dividend increases.5

Crude oil as measured by the West Texas Intermediate (WTI) benchmark was down 6.8% for the month of July but is now up 31.1% for the year.4 Recent crude oil price weakness is in part driven by fears that a

3 Source: Alerian, July 31, 2022. “Alerian Midstream Energy Select Index,” “Alerian Midstream Energy Select Total Return Index,” “AMEI” and “AMEIX” are trademarks of Alerian and their use is granted under a license from Alerian. Past performance is not indicative of how the index will perform in the future. The index reflects the reinvestment of distributions and income and does not reflect deductions for fees, expenses or taxes. The index is unmanaged and is not available for direct investment. Alerian Midstream Energy Select Total Return Index (AMEIX) is a total return composite of North American midstream energy infrastructure companies that are engaged in activities involving energy commodities. The capped, float-adjusted, capitalization-weighted index is disseminated in real time on a price-return basis. Inception date of the AMEIX is April 1, 2013.
4 Source: Bloomberg. July 31, 2022.
5 Free cash flow after distributions represents the cash a company generates after accounting for cash outflows to support operations and maintain its capital assets. Hydrocarbon a compound of hydrogen and carbon, such as any of those which are the chief components of petroleum and natural gas. Share buybacks are when a company buys its own outstanding shares to reduce the number of shares available on the open market.

© 2022 Salient. All rights reserved.	2

recession could negatively impact crude oil demand and thus weigh on prices. During the past two recessions, crude oil demand declined, and we think investors have priced in some of those expectations today. Looking at past recessions, demand doesn’t always decline – in both the 2001 and 1991 recessions global crude oil demand actually continued to grow.4 We will look to additional data points in coming months to determine whether demand is being impacted, however, based on data in hand it still appears that demand continues to outstrip supply and that global inventories are continuing to decline at this time.4 Longer term, we view crude oil prices in the $70-$80 range as being positive for investment in the American energy industry. Commodity analysts continue to see a tight supply environment for both crude oil and natural gas in 2022 and potentially in 2023. We believe that current prices are sufficient to lead to U.S. volume growth this year. The promise of these incremental volumes should be supportive of midstream companies.

The Fund’s investment allocation as of July 31, 2022 is shown in the pie chart below:

Figures are based on the Fund’s gross assets ex-cash and has been rounded to the nearest tenth for illustrative purposes only.
Percentages may not add to 100% due to rounding.
 Source: Salient Capital Advisors, LLC, July 31, 2022

© 2022 Salient. All rights reserved.	3

The Fund’s top ten holdings as of July 31, 2022 are shown below:6

No.	Symbol	Name	Country	Asset Type	Weight
1	ET	Energy Transfer L.P.	United States	MLP	9.9%
2	TRGP	Targa Resources Corp.	United States	C-Corp	7.2%
3	LNG	Cheniere Energy, Inc.	United States	C-Corp	6.9%
4	PPL CN	Pembina Pipeline Corp.	Canada	C-Corp	5.8%
5	ENB	Enbridge, Inc.	Canada	C-Corp	5.5%
6	MPLX	MPLX L.P.	United States	MLP	5.0%
7	WMB	The Williams Companies, Inc.	United States	C-Corp	4.8%
8	PAGP	Plains GP Holdings L.P.	United States	C-Corp	4.5%
9	OKE	ONEOK, Inc.	United States	C-Corp	4.3%
10	-	EMG Utica | Offshore Co-Investment LP	United States	C-Corp	4.2%
					58.1%

For illustrative purposes only. Current and future holdings are subject to change and risk and are not recommendations to buy or sell any security. Figures are based on the Fund’s gross assets ex-cash. Source: Salient Capital Advisors, LLC, July 31, 2022.

The Fund’s unaudited balance sheet as of July 31, 2022 is shown below:

Salient Midstream & MLP Fund
Balance Sheet
July 31, 2022
(Unaudited)

Assets	(in millions)
Investments	$213.7
Other Assets	0.3
Cash and Cash Equivalents	1.7
Total Assets	$215.7

Liabilities
Line of Credit Payable	$58.1
Other Liabilities	0.0
Total Liabilities	$58.1
Net Assets	$157.6

The Fund had 17.7 million common shares outstanding as of July 31, 2022.

6 Fund shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. Data are based on total market value of Fund investments unless otherwise indicated. The data provided are for informational purposes only and are not intended for trading purposes.

© 2022 Salient. All rights reserved.	4

Past performance is not indicative of future results.

###

This press release is not intended to, and does not constitute an offer to purchase or sell shares of SMM or SMAPX (together, the “Funds”) nor is this press release intended to solicit a proxy from any shareholder of the Funds. The solicitation of the purchase or sale of securities or of proxy to effect the Reorganization will only be made by a definitive Proxy Statement/Prospectus. The Proxy Statement/Prospectus has yet to be filed with the U.S. Securities and Exchange Commission (the “SEC”). After the Proxy Statement/Prospectus is filed with the SEC, it may be amended or withdrawn. The Proxy Statement/Prospectus will not be distributed to shareholders of SMM unless and until a Registration Statement comprising of the Proxy Statement/Prospectus becomes effective with the SEC.

Salient Midstream & MLP Fund is a Delaware statutory trust registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund’s investment objective is to provide a high level of total return with an emphasis on making quarterly cash distributions to its common shareholders. The Fund seeks to achieve that objective by investing at least 80% of its total assets in securities of MLPs and midstream companies. There can be no assurance that the Fund will achieve its investment objective.

This press release contains "forward-looking statements" as defined under the U.S. federal securities laws. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual future results to differ significantly from the Fund’s present expectations or projections indicated in any forward-looking statements. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; leverage risk; valuation risk; interest rate risk; tax risk; the volume of sales and purchase of shares; the continuation of investment advisory, administration and other service arrangements; and other risks discussed in the Fund’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Fund undertakes no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that the Fund’s investment objective will be attained.

About Salient
Salient Partners, L.P. ("Salient") is a real asset and alternative investment firm that offers a suite of strategies focused on energy and infrastructure, real estate and tactical alternative investments. Institutions and investment advisors turn to Salient to build smarter, more efficient portfolios. Strategies are offered in the form of open- and closed-end funds and separately managed accounts. Salient was founded in 2002 and has offices in Houston and San Francisco. Learn more about Salient at www.salientpartners.com.

SMAPX seeks to maximize total return (capital appreciation and income). SMAPX seeks to achieve its investment objective by investing at least 80% of its net assets in securities of MLPs and energy infrastructure companies. Investing involves risk including the potential loss of principal. SMAPX may engage in other investment practices that may involve additional risks and you should review the prospectus for a complete description.

You should consider the investment objective, risks, charges and expenses of SMAPX carefully before investing. The prospectus and summary prospectus contain this and other information about SMAPX and are available, along with information for SMM, by calling 866-667-9228. They should be read carefully before investing.

© 2022 Salient. All rights reserved.	5

Advisory services offered by Salient Capital Advisors, LLC (the “advisor”), a wholly owned subsidiary of Salient Partners, L.P. Salient is the trade name for Salient Partners, L.P., which together with its subsidiaries provides asset management and advisory services. Salient MLP & Energy Infrastructure Fund is distributed by Foreside Fund Services, LLC.

FOR SHAREHOLDER INQUIRIES:

Salient Capital Advisors, LLC
info@salientpartners.com
800-994-0755

FOR MEDIA INQUIRIES:

David Linton
dlinton@salientpartners.com
713-993-4017

© 2022 Salient. All rights reserved.	6